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March 25, 2009

VIA EDGAR AND
HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720, Washington, D.C. 20549

Attn.: Mr. Kevin Rupert, Staff Attorney

Re:	Western Asset Municipal Defined Opportunity Trust Inc.
Pre-Effective Amendment No. 4 to the Registration Statement on
Form N-2, File Nos. 333-156784 and 811-22265

Ladies and Gentlemen:

On behalf of Western Asset Municipal Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for your review Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2009, amended by (i) Pre-Effective Amendment No. 1 on February 19, 2009, (ii) Pre-Effective Amendment No. 2 on February 24, 2009 and (iii) Pre-Effective Amendment No. 3 on March 18, 2009 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 4 has been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

We have enclosed four copies of Amendment No. 4 for use by the staff of the Commission (the “Staff”), which have been marked to reflect cumulative changes to the Amendment No. 4 made to the Registration Statement since the filing of the Pre-Effective Amendment No. 3 on March 18, 2009.

In addition, we are providing the following response to the comments contained in the comment letter of the Staff of the Commission to the Fund, dated February 11, 2009, relating to the Registration Statement.  This response supplements our initial response contained in our transmittal letter to the Staff on February 18, 2009.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein.

3.                                      Note (2) to the pricing table states “Legg Mason Partners Fund Advisor, LLC (“LMPFA” or the “Manager”) (and not the Fund) has agreed to pay from its own assets a structuring fee to [     ].  LMPFA may pay certain qualifying underwriters a structuring fee, additional compensation, or a sales incentive fee in connection with the offering.  See Underwriting.  The total amount of this additional compensation will not exceed 9.0% of the total price to the public of the common shares sold in this offering.” Please inform the staff whether FINRA has approved the terms of the underwriting arrangement, and whether it has taken a position as to whether the 9% limit is applied on a per share basis or on a total basis. For example, can some shares be sold at 10% aggregate compensation while an equivalent amount of shares is sold with an aggregate of 8% compensation?  Please include the aggregate dollar amount of the contracts.

In response to the Staff’s comment, Davis Polk & Wardwell, counsel for the underwriters, has advised the Fund as follows:

Under Rule 5110, it is stated that the maximum amount of compensation is evaluated as a percentage of total offering proceeds. Specifically, Rule 5110(c)(2)(E) states that “the maximum amount of compensation (stated as a percentage of the dollar amount of the offering proceeds) that is considered fair and reasonable generally will vary directly with the amount of risk to be assumed by participating members…” In connection with FINRA’s compensation analysis, all items of value , as defined in the Rule, received or to be received by underwriter and related persons are aggregated (Rule 5110(c)(2)(B)) to determine whether they exceed FINRA’s compensation limitation. Items of value include, among other things, the underwriting discount or commission, expense reimbursements on behalf of underwriter or related persons, financial advisory fees, the value of any “cheap stock” and rights of first refusal (see Rule 5110(c)(3)). In an IPO, the maximum amount of compensation, stated as a percentage of gross offering proceeds, is 9%. FINRA will not issue a no objections opinion if the underwriting compensation in connection with an offering exceeds their limitations. In this offering, the amount of compensation to be received by the underwriters stated as a percentage of gross offering proceeds will not exceed 9% and the amount of compensation to be received by each individual underwriter stated as a percentage of gross offering proceeds from the common shares sold by that underwriter will not exceed 9%.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-3551) with any questions you may have regarding this filing.

Very truly yours,

/s/ Robert Griffith

Robert Griffith